September 7, 2016

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Enersis Américas S.A.

Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2015

File No. 001-12440

Filed May 2, 2016 and September 6, 2016

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith are responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 6, 2016 in connection with the Annual Report on Form 20-F of Enersis Américas for the fiscal year ended December 31, 2015 that was filed on May 2, 2016 (the “Form 20-F”) and Amendment No. 1 to the Form 20-F that was filed on September 6, 2016 (“Form 20-F/A Amendment No. 1”). Set forth below are the Staff’s comments (in bold face type) followed by Enersis Américas’ responses. Enersis Américas is also transmitting herewith Amendment No. 2 to the Form 20-F (“Form 20-F/A Amendment No. 2”) for filing with the Commission.

References to “we,” “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F/A Amendment No. 2.

*  *  *  *

Securities and Exchange Commission	-2-	September 7, 2016

Form 20-F/A for Fiscal Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3

1.	We note your response to comment 1 and note that the EY ICFR report was not revised in your amended Form 20-F. Since EY Ltda. audited the financial statements of Endesa Argentina and Emgesa, they must also audit the internal control over financial reporting (“ICFR”) of such subsidiaries. As previously requested, please ensure that EY revises its ICFR report to include such subsidiaries within the scope of its ICFR audit.

Response:

In response to the Staff’s comment, EY has revised its ICFR report included in Form 20-F/A Amendment No. 2 to include such subsidiaries within the scope of its ICFR audit.

4. Sector Regulation and Electricity System Operations

Argentina, page F-52

2.	We note your response to comment 3. Considering the funds received from CAMMESA include repayment terms and accrue interest, we still are not in a position to agree with your assessment that the amounts should be classified within operating activities. As the funding appears to represent loans, in legal form, explain to us why the related amounts should not be classified in financing activities pursuant to paragraph 17 of IAS 7. Please also note that at least one Argentine power distributor classified similar funds as operating activities. Similar transactions should be accorded consistent classification in the financial statements of comparable entities.

Response:

After reviewing the Staff’s conclusion on this matter, Enersis Américas advises the Staff that it will classify the funds received from CAMMESA within financing activities in its Annual Report on Form 20-F for the year ending December 31, 2016 and future reports.

Securities and Exchange Commission	-3-	September 7, 2016

As noted in its response letter dated August 25, 2016, Enersis Américas believes that reclassifying the amounts relating to the funds received from CAMMESA for the fiscal years 2015, 2014 and 2013 would not be material to its consolidated financial statements. Enersis Américas believes that it would be impracticable from a timing perspective to change the presentation in Form 20-F/A Amendment No. 2 in time to have the Company’s Registration Statement on Form F-4 (Registration No. 333-211405) declared effective by September 8, 2016. Therefore, Enersis Américas respectfully submits that it would be more appropriate to change the classification beginning with the Annual Report on Form 20-F for 2016.

35. Information by Segment, page F-143

3.	We note your response to comment 4. We also note that your table on page 35 lists 11 different “business segments” within your Generation and Transmission reportable segment that are located in four different countries and six different “business segments” within your Distribution reportable segment that are also located in four different countries. Considering the geographical breadth of your operations and the amount of quantitative and non-quantitative information provided in your filing regarding these business segments and the countries in which you operate, we are still unclear why both your Generation and Transmission and Distribution reportable segments consist of a single operating segment. Please explain to us how your chief operating decision maker is able to effectively manage your business at your reportable segment level. In doing so, clarify his involvement in reviewing the operating results of and allocating resources to your “business segments.”

Response:

After a thorough analysis of the Staff’s comment related to our Segment disclosures, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas adopted a “bottom-up” approach to determine its reportable segments. The Generation and Transmission and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12, taking into account the aggregation of the operating segments having similar economic drivers that are common in all countries.

Enersis Américas operates under a matrix management structure with dual and cross management responsibilities (based on business and geographical areas of responsibility), and our subsidiaries are engaged in either, on one hand, the Generation and Transmission Business, and on the other hand, the Distribution Business. Therefore, we have the following eight operating segments:

Securities and Exchange Commission	-4-	September 7, 2016

Generation and Transmission Business:

•	Generation and Transmission Business in Argentina
•	Generation and Transmission Business in Brazil
•	Generation and Transmission Business in Colombia
•	Generation and Transmission Business in Peru

Distribution Business:

•	Distribution Business in Argentina
•	Distribution Business in Brazil
•	Distribution Business in Colombia
•	Distribution Business in Peru

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation and Transmission Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the parent company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation and Transmission, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)   the nature of the activities: Generation and Transmission on one hand, and Distribution on the other;

(b)   the nature of the production processes: the Generation and Transmission Business deals with the generation of electricity and its transmission to dispatch centers, while our Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)   the type or class of customer for their products and services: the Generation and Transmission Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)   the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and

Securities and Exchange Commission	-5-	September 7, 2016

(e)   the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation and Transmission Business and Distribution Business.

Our chief operating decision maker (CODM) in conjunction with the country managers reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

In the table on page 35 and similar tables elsewhere in Form 20-F/A Amendment No. 1, the Company has provided detailed information by company and by country for the operating segments that make up each reportable segment. Enersis Américas has revised the lead-in to the table on page 35 to more clearly identify the distinction between the components that make up the reportable segments, consistent with the presentation throughout Item 5 of Form 20-F/A Amendment No. 2 and the information included in Note 35 to our consolidated financial statements.

As discussed by telephone with the Staff, Enersis Américas has included in Note 35 to our consolidated financial statements in Form 20-F/A Amendment No. 2 the disclosures relating to the operating segments required by paragraph 22(aa) of IFRS 8.

*  *  *  *

Should you have any questions or comments concerning the foregoing responses or Form 20-F/A Amendment No. 2, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Javier Galán

Paolo Pirri

[Letterhead of Enersis Américas S.A.]

September 7, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Forms 20-F and 20-F/A for the Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016 and September 6, 2016

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) and Amendment No. 1 to the Form 20-F (the “Form 20-F/A Amendment No. 1”) filed by Enersis Américas S.A., a corporation organized under the laws of the Republic of Chile (“Enersis Américas”), with the Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this letter, Enersis Américas is responding to comments from the staff of the Commission (the “Staff”) on the Form 20-F/A Amendment No. 1 in connection with the Registration Statement on Form F-4 (Registration No. 333-211405) made in a letter dated September 6, 2016 (the “Comment Letter”).

In connection with the responses to the comments on the Form 20-F/A Amendment No. 1 set forth in the Comment Letter, Enersis Américas acknowledges that:

•	Enersis Américas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Enersis Américas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:	/s/ Javier Galán A.
Name:	Javier Galán A.
Title:	Chief Financial Officer

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.